December 20, 2018

Disclosure Review and Accounting Office

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E. (Mail Stop 5-6)

Washington, D.C. 20549

ATTN: Document Control – EDGAR

RE:	RiverSource Life Insurance Co. of New York (“Company”)

RiverSource of New York Account 8 (“Registrant”)

Pre-Effective Amendment No. 1 on Form N-6

File Nos. 333-227507/811-05213

RiverSource Variable Universal Life 6 Insurance

Dear Commissioners:

Registrant has filed its Pre-Effective Amendment No. 1 on Form N-6 on or about December 18, 2018. Pursuant to Rule 461, the Underwriter, RiverSource Distributors, Inc. now respectfully requests that the effective date of the Registration be accelerated and that the Registration Statement be declared effective on December 20, 2018 or as soon as practicable thereafter.

/s/ Dixie Carroll
Dixie Carroll
General Counsel and Assistant Secretary